Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-217193

SUPPLEMENT NO. 3 Dated December 19, 2019

to PROSPECTUS and PROSPECTUS SUPPLEMENT

each Dated April 7, 2017

U.S. $27,000,000,000

JOHN DEERE CAPITAL CORPORATION

Medium-Term Notes, Series G

Due Nine Months or More from Date of Issue

This Supplement No. 3 amends certain subsections in the Prospectus Supplement under the heading “United States Federal Income Taxation” and the Prospectus under the heading “Risk Factors.” This Supplement No. 3 is not complete without, and may not be delivered or utilized except in connection with, the Prospectus and Prospectus Supplement each dated April 7, 2017, and any further amendments or supplements thereto.

The text of “United States Federal Income Taxation” is amended by deleting the second and third paragraphs of that section (which were added by Supplement No. 2 dated January 4, 2019), and replacing them in their entirety with the following language:

In addition, the Tax Cuts and Jobs Act amended Section 451 of the Code. Under Section 451 of the Code, accrual method United States persons (as defined below) that prepare an “applicable financial statement” generally would be required to include certain items of income, into gross income no later than the time such amounts are reflected on such a financial statement. This could result in income recognition differing from that which would otherwise result from the rules described in the Prospectus Supplement under the caption “United States Federal Income Taxation.” The United States Treasury has released proposed regulations that would exclude from this rule any item of gross income for which a taxpayer uses a special method of accounting required by certain sections of the Code, including, income subject to the timing rules for original issue discount (“OID”), income under the contingent payment debt instrument rules, income and gain associated with an integrated transaction, de minimis OID, accrued market discount, and de minimis market discount.  These regulations are proposed to apply to taxable years beginning on or after the date the final regulations are published.  A taxpayer may generally rely on the proposed regulations for taxable years beginning after December 31, 2017, provided the taxpayer meets certain requirements outlined in the regulations. Investors should consult their tax advisors with regard to interest, OID and premium matters concerning their notes.

The text of “Risk Factors” is amended by adding thereto the following risk factor at the end of the section:

Changes affecting the availability of LIBOR may have tax consequences for a holder of Notes that cannot yet reasonably be predicted.

It is intended that the replacement of the reference rate used to calculate interest on floating rate Notes that are based on LIBOR will not be a taxable event for holders of those Notes. However, if an alternative rate or method is substituted for a LIBOR-based rate in accordance with the terms governing a series of Notes, a U.S. holder of such Notes may be deemed to have exchanged such Notes immediately prior to such change in rate for a new Note. This deemed exchange could be treated as either a recapitalization, in which case no gain or loss would be recognized by the U.S. holder that continues to own such Notes following such deemed exchange, or as a taxable exchange. The United States Treasury has released proposed regulations that generally provide that the replacement of a LIBOR-based rate of interest using an alternative method will not be treated as a deemed exchange or taxable event. These regulations are proposed to apply to transactions taking place on or after the date the final regulations are published. However, a taxpayer may generally rely on the proposed regulations currently provided that the taxpayer and any related parties apply the proposed regulations in a consistent manner. Holders of such notes should consult their own tax advisors with respect to the consequences of a change in the rate or method used to calculate interest.